May 25, 2012

Mr. William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re: SEC Comment Letter dated February 6, 2012 Universal Bioenergy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed July 26, 2011 Form 10-Q for Fiscal Quarter Ended September 30, 2011 Filed November 17, 2011
File No. 333-123465

Dear Mr. Thompson;

This letter will address the issues and concerns raised in the SEC Comment Letter dated February 6, 2012 (“Comment Letter”) for the Universal Bioenergy, Inc. (the “Company”) reports Form 10-K for the fiscal year ended December 31, 2010 and the Form 10-Q for the fiscal quarter ended September 30, 2011. The questions in your Comment Letter are restated below, with our corresponding responses.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2010

Item 8. Financial Statements, pane 51

Consolidated Balance Sheet, pane F-2

1.     We reviewed your response to comment one in our letter dated December 22, 2010. We note that you disclose advances to affiliates in current assets and advances from affiliates in current liabilities. Please tell us:

·	The nature of the relationships and the terms and manner of settlement of the advances to and from affiliates;
·	Your consideration of disclosing the nature of the affiliate relationships and the terms and manner of settlement of the advances in the notes to financial statements pursuant to the disclosure guidance in ASC 850-10-50; and

Universal Bioenergy Inc. · 19800 MacArthur Blvd., Suite 300 · Irvine, CA 92612 · Tel 949-559-5017 · Fax 951-281-4653

(1)

·	How to reconcile the cash inflows and outflows from and to affiliates to the amounts presented in the consolidated statement of cash flows, and if there are non-cash transactions with the affiliates how such non-cash transactions are disclosed in supplemental cash flow information presented on the face of the consolidated statement of cash flow.

RESPONSE:

The name of the person was Robert Meredith he was the company’s attorney. He is not an affiliate and his account balance has been reclassified to “other liabilities”. We considered disclosure of the nature of the terms and the manner of settlement but the nature of the terms and the manner of settlement were not in writing and this verbal agreement was made between Robert Meredith and the former management. We then considered the materiality of the reclassification of the balance ($25,500) of the transaction and determined that it was not material to the financial statements taken as a whole. The amount is shown in the consolidated statement of cash flows as an increase in the other liabilities. It was a cash transaction, with no interest and no repayment schedule. The Company has opened discussions with Mr. Meredith on the terms of repayment and the manner of settlement. Management has revised its presentation in the consolidated financial statements as of 12/31/11, as described above.

Consolidated Statement of Cash Flows, page F-4

2.     We reviewed your response to comment 14 in our letter dated December 22, 2010. We note that you continue to report cash flows from operating activities by adjusting the net loss attributable to Universal rather than the net loss presented in the consolidated statement of operations. In addition, you incorrectly presented the loss attributable to non-controlling interest as an adjustment to reconcile net loss to net cash used in operating activities. Please revise your presentation in future filings to reconcile net loss, as reported in the statement of operations, to net cash flow from operating activities. Refer to ASC 230-10-45-28.

RESPONSE:

Management agrees and has revised its presentation on the consolidated financial statements as of 12/31/11, and will do so in all future filings.

3.     We reviewed your response to comment 15 in our letter dated December 22, 2010. Please provide us your analysis of changes in each balance sheet line item to arrive at the amounts reported in the statement. In doing so, please identify each non-cash transaction related to investing and financing cash flows and provide a reconciliation of such non-cash transactions to the amounts reported in supplemental cash flow information.

RESPONSE:

As requested our analysis of changes in each balance sheet line item to arrive at the amounts reported in the cash flow statement is presented below:

Balance Sheet	Balance as of	Balance as of	Change	Per Cash Flow
Line Item	6/30/2010	12/31/2009	Source (Use)	Statement	Difference
Cash	5,371	2,819	—	—	—
Accounts receivable	2,316,755	—	(2,316,755)	(1,160,698)	(1,156,057)	*
Prepaid expenses	7,331	—	(7,331)	(7,331)	—
Property and equipment	303,094	290,000	(13,094)	—	(13,094)	*
Accumulated depreciation	—	—	—		—
Intangible assets	250,000	—	(250,000)	—	(250,000)	*
Deposits	6,320	3,100	(3,220)	(3,220)	—
Accounts payable-contracts	(2,314,001)	—	2,314,001	1,174,150	1,139,851	*
Accounts payable-trade & acc exp	(1,059,061)	(725,790)	333,271	420,955	(87,684)	*
Advances from affiliates	(214,142)	(54,050)	160,092	153,092	7,000	*
Notes Payable	(70,000)	(70,000)	—	—	—
Preferred stock series A	(100)	(100)	—	—	—
Preferred stock series B	(232)	(232)	—	—	—
Common stock	(45,455)	(39,405)	6,050	1,050	5,000	*
Additional paid-in-capital	(14,603,322)	(14,183,804)	419,518	16,950	402,568	*
Non-controlling interest	26,775	—	(26,775)	20,811	(47,586)	*
Accumulated deficit	15,390,667	14,777,460	(613,207)	(613,207)	—
	—	(2)	2,550	2,552	(2)

Comment 15 refers to the change in accounts receivable-gas contracts and accounts payable gas purchase contracts differing from the same items on the consolidated cash flow statement as of 6/30/10 and for the 6 month period ending 6/30/10. The change in these line items, (2,316,755) and (2,314,001) respectively, does not agree to the consolidated cash flow statement and they do not have any non-cash transactions affecting them. *All of these differences are in error. Management agrees and will revise its presentation on the consolidated financial statements as of 12/31/11, and all future filings. Management agrees and has revised its presentation on the consolidated financial statements as of 12/31/11, and will do so in all future filings.

(2)

Consolidated Statements of Changes in Stockholders' Equity, page F-5

4.     We note that the net loss attributable to non-controlling interest is presented as a separate line item rather than in the net loss line item. Please revise your presentation in future annual and quarterly filings to report net loss attributable to non-controlling interest in the net loss line item. Refer to ASC 810-10-50-1A and the example at ASC 810-10-55-4L.

RESPONSE:

Management agrees and has revised its presentation on the consolidated financial statements as of 12/31/11, and will do so all future filings

Consolidated Notes to Financial Statements, page F-6

Note 4 -Equity, page F-10

Common Stock Issued for Services, page F-13

5.     We reviewed your response to comment 18 in our letter dated December 22, 2010. You state that you should have recognized a gain upon the issuance of common stock issued on March 26, 2010 to extinguish your obligations under the Ator employment agreement in order to account for the transaction at fair value. You also state that the error has since been corrected. Please tell us when and how this error was corrected and disclosed in your financial statements. In addition, please tell us why it is appropriate to recognize a gain given the guidance in ASC 470-50-20-2 that extinguishment transactions between related parties may be in essence equity transactions.

RESPONSE:

Upon further review of the guidance in ASC 470-50-40-2, the Company will not recognize a gain or loss upon the issuance of common stock to extinguish the obligation under the Ator employment agreement because the extinguishment transaction is between related parties and is in essence a capital transaction.

Note 9 –Acquisition, F-22

6.     We reviewed your response to comment 16 in our letter dated December 22, 2010. We understand that you considered the ownership interest of Varlos Energy Holdings, LLC in determining that you hold a controlling financial interest in NDR. The usual condition for a controlling financial interest is ownership by one reporting entity, directly or indirectly, of more than 50% of the outstanding voting shares of another entity. Please tell us your basis in GAAP for including the ownership interest held by Varlos Energy Holdings, LLC in determining that you hold a majority ownership interest in NDR. In addition, please discuss in detail how you are able to exercise the exclusive authority over all decision making related to the operations of NDR when you hold less than a majority voting interest. For example, please describe in detail any agreements entered into with other stockholders of NDR, including Varlos Energy Holdings, LLC, that establish a controlling financial interest.

(3)

RESPONSE:

Universal Bioenergy Inc., (the Company) and Varlos Energy Holdings LLC entered into a Voting Trust, via a Voting Trust Agreement whereby Varlos Energy granted and transferred its Two (2%) percent member interests to the Company and its Voting Trustee, Vince M. Guest, for the purpose of having the Company to vote Varlos Energy’s member interests in NDR Energy Group LLC, for any corporate lawful act for a period not to exceed Ten (10) years. This Voting Trust vests in the Company, and the Trustee, Fifty One (51%) percent (the “Majority”) of the control of the membership ownership interests of NDR Energy Group LLC, and the authority over all of its management and operations decisions, with the combination of the Company’s Forty Nine (49%) percent member interests and the voting rights and control of Varlos Energy’s Two (2%) percent member interests.

GAAP guidance for the determination to consolidate financial statements with NDR Energy Group LLC is provided for in ASC 810-20-25-20, ASC 810-20-55-1 and ASC 810-20-55-14.

7.     We note your disclosure that you granted 4 million shares of stock to officers as a bonus for managing and closing the NDR acquisition. We also note that you included the fair value of the share issuance in the purchase price of your investment in NDR since those shares were transferred to NDR to acquire the 2% interest in NDR by Varlos Energy Holdings LLC pursuant to the assignment of the purchase option to your officers. Since acquisition-related costs should be expensed in the periods in which the costs are incurred, please tell us your basis in GAAP for capitalizing the fair value of the stock-based compensation in the purchase price of NDR.

RESPONSE:

Pursuant to the Member Interest Purchase Agreement, Universal Bioenergy, (the Company) purchased Forty Nine (49%) percent of the Member Interests of NDR Energy Group LLC for 1 million shares of common stock of the Company and a $1,000,000 loan to NDR Energy.

The Company had the option to purchase an additional 2% interest, (the controlling interest) in NDR Energy. The Company chose to exercise the option to acquire the additional 2% controlling interest for 4,000,000 common shares of stock in Universal Bioenergy, Inc. at or prior to closing on 4/12/2010, The fair value of the total cost of the acquisition of NDR at closing was $0.05 per share or $250,000.

The option to acquire the final Two (2%) percent member interest in NDR was assigned by the Company to the Officers of Universal; Richard D. Craven, Vince M. Guest and Solomon Ali, along with a grant of 4,000,000 shares of stock as a bonus for managing and closing the NDR Energy acquisition. The Two (2%) percent member interests was acquired by the Officers for 4,000,000 shares of common stock, by exercising the option assigned to them by the Company and pursuant to the Agreement. The Two (2%) member interest was subsequently transferred and granted by the Officers to a new entity known as Varlos Energy Holdings LLC.   The 4,000,000 shares of common stock was issued and paid directly to the Members of NDR Energy Group as a premium on the purchase price for the additional Two (2%) percent of NDR’s member interests. The Officers did not receive any of the 4,000,000 shares, as all of the stock was issued to the Members of NDR Energy. The Two (2%) percent acquired member interest in NDR Energy is owned by Varlos Energy Holdings LLC, of which Vince M. Guest, Solomon Ali, and Richard D. Craven are the Members.

(4)

8.	We reviewed your response to comment 17 in our letter dated December 22, 2010. You state in your response that you did not account for the shares of common stock granted to the consultant in connection with the NDR acquisition and that the error was corrected. Please tell us how you corrected the error and how the transaction is disclosed in your financial statements.

RESPONSE:

This error has been corrected in the 4th quarter of FYE 12/31/11, accounted for in accordance with ASC 718-10 and has been disclosed the Form 10-K Annual Report for the year ended December 31, 2011.

9.     We reviewed your response to comment 20 in our letter dated December 22, 2010. We understand that you did not file the financial statements required by Rule 8-04 of Regulation S-X and the related pro forma financial information required by Rule 8-05 of Regulation S-X. If you conclude that the acquisition is properly accounted for as a business combination rather than as an equity method investment, please file the required financial statements and pro forma financial information on Form 8-K. In addition, please file the schedules referred to in the Member Interest Purchase Agreement in an amendment to Form 8-K filed April 14,2010.

RESPONSE:

Management has engaged an Auditor to complete the audited financial statements and will file such upon completion of said audit on Form 8-K, as required. We will also file an amended Form 8-K for April 14, 2010 and add the Schedules as requested from the Member Interest Purchase Agreement.

Signatures, page 64

10.  We reviewed your response to comment 12 in our letter dated December 22,201 0 and understand that Mr. Guest signed the report in his capacities as Director, Principal Executive Officer, Principal Financial Officer and President. Notwithstanding, the report should also be signed on your behalf by your controller or principal accounting officer. We understand that Mr. Guest also acts as your principal accounting officer. Please confirm our understanding. If our understanding is correct, please ensure that future annual reports are also signed by Mr. Guest as the principal accounting officer. If our understanding is incorrect, please revise to include the signature of your principal accounting officer. Refer to general instruction D(2) and the signature section of Form 10-K.

(5)

RESPONSE:

Management agrees and has revised its presentation on the consolidated financial statements in the form 10-K for the period ended 12/31/11, and will do so in all future filings

FORM 10-Q FOR FISCAL QUARTER ENDED SEPTEMBER 30, 2011

Part I. Financial Information, page 2

Consolidated Statements of Operations, page 4

11.  We note that the weighted average number of shares used in computing basic and diluted loss per share for the three and nine months ended September 30, 2010 differ from the weighted average number of shares outstanding reported in Form 10-Q for the quarter ended September 30, 2010. Also, it appears that the weighted average number of shares outstanding for the three and nine months ended September 30, 2011 is improperly computed. Please advise and/or revise.

RESPONSE:

Management agrees and has revised its presentation on the consolidated financial statements in the Form 10-K for the period ended 12/31/11, and will do so in all future filings.

Consolidated Statements of Cash Flows, page 5

12.  We note that the net loss attributable to non-controlling interest is presented in cash flows from financing activities and does not agree to the net loss attributable to non-controlling interest presented in the consolidated statements of operations. Please refer to comment 2 above and revise future filings accordingly. Also, please tell us why the net loss attributable to non-controlling interest presented in the statement and in the consolidated statements of changes in stockholders' equity differs from the amount presented in the consolidated statements of operations.

RESPONSE:

Management agrees and has revised its presentation on the consolidated financial statements in the Form 10-K for the period ended 12/31/11, and will do so in all future filings

(6)

Exhibit 31.1 and 31.2

13.  We reviewed your response to comment 26 in our letter dated December 3 1, 2010. We note that the introduction to the certifications still includes the titles of the certifying officers and that the certifications omit the parenthetical language in paragraph 4.d. Please revise the certifications in future filings to comply with Item 601 (b)(3 1) of Regulation S-K.

RESPONSE:

Management agrees and has revised its presentation on the consolidated financial statements in the Form 10-K for the period ended 12/31/11, and will do so in all future filings

This completes the full response to the questions and comments as requested in your letter dated February 6, 2012 regarding the report forms indicated above. We have spent considerable time and expense to focus on preparing and filing all of our subsequent SEC reports as required to more fully conform to SEC guidelines, and to make all of the appropriate corrections and changes that you have outlined in your previous Comment Letters. We certainly appreciate your valuable time and assistance in these matters to ensure that we are compliant with SEC guidelines to the benefit of the public and our shareholders.

If you need any additional information regarding the above, please feel free to contact me.

Very truly yours,

Vince M. Guest

Vince M. Guest

President and CEO

Universal – SEC Comment Response 05-25-12